

August 5, 2015

<u>Via E-mail</u>
Brian Mitts
Chief Financial Officer, Executive VP-Finance, Treasurer and Director
NexPoint Multifamily Realty Trust, Inc.
300 Crescent Court
Suite 700
Dallas, TX 75201

  Re: NexPoint Multifamily Realty Trust, Inc.
    Amendment No. 2 to Registration Statement on Form S-11
    Filed July 10, 2015
    File No. 333-200221

Dear Mr. Mitts:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

<u>What is the experience of our advisor?, page 5</u>

1. We note your reference to a Shared Services Agreement at the top of page 6. Please file this agreement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file it.

What is Highland Capital Management?, page 6

2.   We note your revised disclosure on page 6 that Highland Capital Management sponsored or advised several real estate entities. Please provide the disclosure required by Industry Guide 5, including any relevant prior performance disclosure, or tell us why you believe it is not required. Please also refer to CF Disclosure Guidance: Topic No. 6.

What are the fees that you will pay …, page 11

Acquisition Fee – Our Advisor, page 13

3.   We note your revised disclosure regarding acquisition fees. Please disclose the estimated acquisition fees assuming the maximum amount is raised assuming you utilize your target leverage.

What is the difference between the Class A and Class T shares …, page 21

4.   Please revise to state how long a holder of a Class T share should expect to pay the distribution fees and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap. If Class T shares will only convert upon a listing of common shares, please clarify if this could mean that early Class T investors may end up paying more than later investors. If so, please add risk factor disclosure.

Executive Officers and Directors, page 66

5.   Please briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Mitts should serve as a director. Refer to Item 401(e) of Regulation S-K.

Valuation Guidelines; Calculation of NAV, page 113

6.   To the extent applicable, please briefly describe the causes for any potential differences in NAV for Class A shares and NAV for Class T shares or advise.

7.   We note that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

You may contact William Demarest at (202)551-3432 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Heath D. Linsky, Esq. (*via e-mail*)